Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

January 17, 2025

VIA EDGAR TRANSMISSION

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)

Post-Effective Amendment No. 76 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23312; 333-221764

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 19, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the World Dynamic Momentum Leaders ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

1.	Please supplementally provide the Staff with the underlying index methodology and the anticipated or current top ten portfolio holdings, including the geographic and sector exposure of each holding.

Response: The Trust confirms that it provided the requested information via email at approximately the same time as this correspondence was filed.

2.	Please supplementally provide the Staff with a completed Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses tables and Expense Examples are as shown in the attached Appendix A.

3.	If the Fund or the adviser has entered into a contract to use the underlying index, please file the contract as an exhibit to Part C of the registration statement.

Response: The Trust confirms that the Adviser has entered into or will soon enter into an agreement to use the underlying index in connection with operating the Fund. However, the Trust does not believe that disclosure of the agreement is required and most respectfully declines to file it with Part C.

Principal Investment Strategies

4.	The second sentence under the subheading “III. Exclusions” reads in part, “…companies in the top decile (top 10%) for any two of the following metrics are excluded from the Index:” Please clarify the disclosure to indicate the population from which the “top decile” is derived.

Response: The Trust confirms that it has revised the disclosure to identify the population from which the “top decile” is derived in response to this comment.

5.	With respect to the third bullet under the subheading “III. Exclusions”, please clarify how this volatility exclusion works and how the underlying index differentiates between volatility and momentum.

Response: The Trust confirms that revisions have been made to the Fund’s principal investment strategies to address this comment.

6.	With respect to the Concentration Risk in Item 9, please add corresponding risk disclosure in Item 4.

Response: The Trust confirms that revisions have been made to the Fund’s principal investment risks to address this comment.

If you have any questions or require further information, please contact Daniel Bulger at (262) 382-3522 or dbulger@tidalfg.com.

Sincerely,

/s/ Daniel Bulger

Daniel Bulger

VP of Legal Services

Tidal Investments LLC

APPENDIX A

WORLD DYNAMIC MOMENTUM LEADERS ETF – FUND SUMMARY

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.55%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.55%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory fees and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$56	$176